SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A

Publicly Held Company
CNPJ n° 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO SHAREHOLDERS

In connection with the private capital increase (the “Capital Increase”) of Votorantim Celulose e Papel S.A. (the “Company”), conducted in Brazil only and approved by the shareholders of the Company at a shareholders’ meeting held on February 6, 2009, and further to the Notices to Shareholders published by the Company on March 6, 2009 and April 13, 2009, the Company hereby informs the market of the expiration of the additional subscription period (the “Unsubscribed Preferred Share Subscription Period”) for the 99,318,982 preferred shares (the “Unsubscribed Preferred Shares”) of the Company that had not been subscribed during the period for exercise of preemptive rights in connection with the Capital Increase.

During the Unsubscribed Preferred Share Subscription Period, 43,589,320 Unsubscribed Preferred Shares were subscribed at a price of R$19.00 (nineteen reais) per share for a total of R$828,197,080.00 (eight hundred twenty eight million, one hundred ninety seven thousand, eighty reais). As a result, 55,729,662 Unsubscribed Preferred Shares remain unsubscribed at this time.

Sao Paulo, April 22, 2009.

Paulo Prignolato
Investor Relations Officer

This notice is not an offer to sell securities in the United States. Any offers to sell securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 22, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer